Exhibit 3.1

AMENDMENT NO. 4

TO THE

AMENDED AND RESTATED BY-LAWS

OF

BLACK DIAMOND, INC.

The Amended and Restated By-laws of Black Diamond, Inc., a Delaware corporation (the “By-laws”), shall be amended as follows:

1. Article VIII of the By-laws is hereby amended by supplementing such article to include the following new Section 11:

“Section 11. Forum Selection By-law. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.”

I hereby certify that the foregoing is a full, true and correct copy of Amendment No. 4 to the Amended and Restated By-laws of Black Diamond, Inc., a Delaware corporation, as in effect on the date hereof.

BLACK DIAMOND, INC.

Dated June 8, 2016	By:	/s/ Aaron J. Kuehne
Name: Aaron J. Kuehne
Title: Chief Financial Officer, Secretary and Treasurer